UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

WINLAND OCEAN SHIPPING CORP.

(Exact name of registrant as specified in its charter)

Texas	20-5933927
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rm 703, 7/F, Bonham Trade Centre, 50 Bonham Strand, Sheung Wan, Hong Kong

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of class)

Item 1. Description of Registrant's Securities to be Registered.

The following is a summary of the material terms of the capital stock of Winland Ocean Shipping Corp., a Texas corporation (the “Company”).

Authorized Capital Stock

The Company’s authorized capital stock currently consists of Four Hundred Million (400,000,000) shares of common stock, par value $0.001 per share (“Common Stock”), of which there are One Hundred Ninety-Five Million (195,000,000) shares of Common Stock issued and outstanding as of the date hereof.  The Company also has Twenty Million (20,000,000) shares of preferred stock authorized, par value $0.001 per share, of which One Million (1,000,000) are designated as Series A preferred shares and of which no shares of preferred stock are issued and outstanding as of the date hereof.

Common Stock

Holders of Common Stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors. Holders of Common Stock representing a majority of the voting power of the Company’s capital stock issued and outstanding and entitled to vote represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company’s stockholders. A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s Articles of Incorporation, as amended.

Holders of Common Stock are entitled to share in all dividends that the Company’s Board of Directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding shareof Common Stock entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock. Holders of Common Stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to Common Stock. The summary of the Common Stock above is qualified by its entirety by reference to the Company’s Articles of Incorporation, as amended, and Bylaws, as amended and restated, referenced as Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5 herein.

Preferred Stock

The Board of Directors of the Company has the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series for such consideration and with such powers, designations, preferences, and relative, participating, option and other special rights as the Board of Directors of the Company may determine. The powers, designations, preferences, and relative, participating, option and other special rights of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of Common Stock. Although there are no provisions in the Company’s Articles of Incorporation, as amended, or Bylaws, as amended and restated, that may delay, defer or prevent a change in control, the Company’s Board of Directors is authorized, without stockholder approval, to issue shares of preferred stock that may contain rights or restrictions that could have this effect. The summary of the preferred stock above is qualified in its entirety by reference to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5 herein.

On August 12, 2008, the Company filed with the Secretary of State of the State of Texas a Certificate of Designation of One Million (1,000,000) shares of Series A preferred stock which sets forth the powers, designations, preferences, and relative, participating, option and other special rights of such Series A preferred stock, in connection with that certain Exchange Agreement (the “Exchange Agreement”), dated August 12, 2008, by and among the Company, SkyAce Group Limited and Pioneer Creation Holdings Limited (“PCH”). A copy of the Exchange Agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K as filed with the SEC on August 12, 2008. Pursuant to the Exchange Agreement, the Company issued One Million (1,000,000) shares of Series A preferred stock to PCH.  The Series A preferred stock issued to PCH were convertible into Thirty Million (30,000,000) shares of Common Stock (as adjusted for the 1.5 for 1 forward split in March 2011, 45,000,000 shares) and ranked, with respect to the payment of dividends and the distribution of assets, senior to all series of any other class of the Company’s preferred stock and Common Stock. PCH had the right to vote on an “as converted” basis together with holders of Common Stock and not as a separate class. PCH was also entitled to vote on all matters on which the Common Stock were entitled to vote and were entitled to notice of any stockholders meeting in accordance with the Bylaws, as amended and restated, of the Company.  On Octobers 23, 2008, PCH exercised its right to convert all of its Series A preferred stock into Thirty Million (30,000,000) shares (as adjusted for the 1.5 for 1 forward split in March 2011, 45,000,000 shares) of Common Stock. As a result, the Company issued to PCH Thirty Million (30,000,000) shares (as adjusted for the 1.5 for 1 forward split in March 2011, 45,000,000 shares) of Common Stock to PCH and upon conversion, there were no shares of the Company’s preferred stock issued and outstanding.  As of the date hereof, there are no shares of the Company’s preferred stock issued and outstanding. The summary of the Series A preferred stock above is qualified in its entirety by reference to the form of Certificate of Designation referenced as Exhibit 4.1 herein.

Item 2. Exhibits.

Exhibit No.	Description	Location

3.1	Articles of Incorporation of the Company, dated November 17, 2006	Provided herewith

3.2	Certificate of Correction to the Company’s Articles of Incorporation, dated August 11, 2008	Incorporated by reference to Exhibit 3.13 to the Company’s Current Report on Form 8-K as filed with the SEC on August 12, 2008

3.3	Certificate of Amendment to Certificate of Incorporation of the Company, dated September 24, 2008 (name change, increase of authorized common stock and provision for action by majority written consent of the Company’s stockholders)	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K as filed with the SEC on September 29, 2008

3.4	Certificate of Amendment to Certificate of Incorporation of the Company, dated March 11, 2011 (name change, increase of authorized common stock and forward split of issued and outstanding common stock)	Incorporation by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K as filed with the SEC on March 28, 2011

3.5	Amended and Restated Bylaws of the Company, dated as of August 27, 2008	Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K as filed with the SEC on September 29, 2008

4.1	Certificate of Corporate Resolutions Designating Series A Preferred Stock of the Company, dated August 12, 2008	Incorporated by reference to Exhibit 3.15 to the Company’s Annual Report on Form 10-K as filed with the SEC on March 31, 2009

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 25, 2012

WINLAND OCEAN SHIPPING CORP.

By:	/s/ Xue Ying
Name: Xue Ying Title: Chief Executive Officer and Secretary